Exhibit 99.1

Oculis Announces US Public Listing on NASDAQ

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Closing of business combination with European Biotech Acquisition Corp. creates Nasdaq- listed ophthalmology company, under the ticker “OCS”, with advanced clinical-stage pipeline of multiple product candidates in key areas of medical needs such as retina, dry eye, and neuro- ophtha diseases

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Upsized PIPE and private investment financing of approximately $91 million, anchored by LSP 7, with the participation of leading institutional investors, including funds managed by Earlybird, Novartis Venture Fund, Tekla Capital Management LLC, Pivotal Life Sciences, and VI Partners, among others

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Upcoming important near term expected milestones include results from OCS-01 Stage 1 from the DIAMOND study (Phase 3 potential 1st topical eye drop to treat Diabetic Macular Edema or DME) followed by multiple other expected clinical milestones

LAUSANNE and ZUG, Switzerland, March 3, 2023 – Oculis Holding AG (”Oculis”) a global biopharmaceutical company purposefully driven to save sight and improve eye care, today announces its listing on Nasdaq after successfully closing the business combination between European Biotech Acquisition Corp. (“EBAC”) and Oculis SA. The business combination was unanimously approved by the board of directors and shareholders of Oculis SA and by the EBAC shareholders at an extraordinary general meeting on February 28, 2023. From today, Oculis’ shares will trade on the Nasdaq Stock Market under the ticker symbol “OCS”.

Upon closing, Oculis had a pro-forma enterprise value of approximately $220 million and a cash balance exceeding $117 million, prior to payment of final transaction costs. Oculis is supported by leading new and existing institutional investors in the upsized PIPE financing including LSP 7, funds managed by Tekla Capital Management LLC, Earlybird, Novartis Venture Fund, Pivotal Life Sciences, and VI Partners, among others.

Riad Sherif MD, CEO of Oculis, commented: “Listing on the Nasdaq Stock Market is a major corporate milestone for Oculis and its investors. It is a confirmation to the potential of Oculis’ pipeline to bring significant value for patients, physicians and investors. Oculis’ robust financial position enables the advancement of multiple clinical stage candidates and the delivery of several important near-term catalysts for value creation, including potentially OCS-01 the first topical eye-drop for DME, OCS-02 the first biologic eye-drop for Dry Eye Disease (DED) and OCS-05 the first neuroprotective agent for neuro-retina diseases, such as Acute Optic Neuritis (AON), glaucoma, etc.”

Eduardo Bravo, CEO of EBAC, said: “EBAC and its investors are exceptionally pleased with the closing of this business combination with Oculis. We value the advanced stage, diversity and novelty of Oculis’ assets and we are confident in the expertise and experience of the Oculis’ leadership team, Board of Directors, Scientific Advisory Board and network of world-class industry collaborators to bring tremendous value to the advancement of treatment outcomes in ophthalmology. We are excited about the potential of Oculis’ differentiated pipeline to meet medical needs for patients.”

Pravin Dugel MD, President of Iveric Bio, and newly appointed Non-Executive Director of Oculis, said: “I was delighted to support Oculis as a Scientific Advisory Board Member and I am thrilled to continue my support as a board member during this pivotal moment in the Company’s growth story. Oculis has a unique opportunity with its diversified late-stage pipeline to address areas of significant unmet medical need in major segments of ophthalmology including retina, dry eye, and neuro- ophthalmology. There is no doubt in my mind that it has the potential to change the treatment paradigm for patients worldwide.”

Oculis’ Board of Directors now comprises seven members, including six directors who are “independent” as per Nasdaq listing standards. Anthony Rosenberg will continue to serve as Chairman of the Board of Directors, which now includes Christina Ackermann, Lionel Carnot, Pravin Dugel M.D., Martijn Kleijwegt, Geraldine O’Keeffe and Riad Sherif, M.D.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward looking statements and information. For example, statements regarding expected future milestones and catalysts; the initiation, timing, progress and results of Oculis’ clinical and preclinical studies; Oculis’ research and development programs, regulatory and business strategy, future development plans, and management; Oculis’ ability to advance product candidates into, and successfully complete, clinical trials; and the timing or likelihood of regulatory filings and approvals, are forward looking. All forward looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ proxy statement and the prospectus for Oculis’ offering, and any other documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Summary of Transaction

On October 17, 2022, Oculis SA, a privately held biopharmaceutical company, entered into a definitive business combination agreement with EBAC, a special purpose acquisition company that was created with the purpose of merging with a company that has the potential to develop innovative therapies for patients in need.

In the transaction, Oculis received gross proceeds of approximately $104 million, prior to deducting transaction expenses. The upsized PIPE and private investment financing was anchored by LSP 7, with the participation of leading institutional investors, including funds managed by Tekla Capital Management LLC, Earlybird, Novartis Venture Fund, Pivotal bioVenture Partners, and VI Partners, among others.

The description of the business combination contained herein is only a high-level summary and is qualified in its entirety by reference to the underlying documents filed with the SEC. A more detailed description of the terms of the transaction has been provided in a proxy statement/prospectus filed with the SEC by Oculis on February 3, 2023.

Oculis Advisors

BofA Securities acted as financial advisor and SVB Securities acted as capital markets advisor to Oculis. Cooley served as US legal counsel, VISCHER AG served as Swiss legal counsel and PricewaterhouseCoopers SA served as auditors to Oculis, SA.

EBAC Advisors

Credit Suisse and Van Lanschot Kempen acted as financial advisor and capital markets advisor. Davis Polk & Wardwell LLP served as U.S. legal counsel, Stibbe N.V. served as Dutch legal counsel, and Maples Group served as Cayman legal counsel to EBAC.

Credit Suisse, BofA Securities, SVB Securities, Van Lanschot Kempen, and Arctica Finance acted as private placements agents for EBAC in connection with the PIPE Transaction. Shearman & Sterling LLP served as legal counsel to Credit Suisse, BofA Securities, SVB Securities and Van Lanschot Kempen, in their capacity as placement agents.

About Oculis

Oculis is a global biopharmaceutical company (NASDAQ: OCS) purposefully driven to save sight and improve eye care. Oculis’ highly differentiated pipeline comprises multiple innovative product candidates in development. It includes OCS-01, a topical retinal candidate for diabetic macular edema (DME); OCS-02, a topical biologic candidate for dry eye disease (DED); and OCS-05, a disease modifying candidate for acute optic neuritis (AON) and other neuro-ophtha disorders such as glaucoma, diabetic retinopathy, geographic atrophy, and neurotrophic keratitis. Headquartered in Switzerland and with operations in the US, Europe, and China, Oculis’ goal is to deliver life-changing treatments to patients worldwide. The company is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

Oculis’ shares and warrants will trade on the Nasdaq Stock Market under the ticker symbols “OCS” and “OCSAW”, respectively.

For more information, please visit: www.oculis.com

Contacts

Investor Relations

Dr. Riad Sherif, CEO

riad.sherif@oculis.c om

Media Relations

Consilium Strategic Communications

Amber Fennell, Tracy Cheung, David Daley

oculis@consilium-comm s.com